245 Summer Street	Fidelity® Investments
Boston, MA 02210

February 7, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Puritan Trust (the trust):

Fidelity Low-Priced Stock Fund

File No. 811-00649

Ladies and Gentlemen:

On behalf of the trust, transmitted herewith pursuant to the Securities Act of 1933 and Rule 488 thereunder, is the trust’s Registration Statement on Form N-14. The purpose of this filing is to register shares of beneficial interest of Fidelity Low-Priced Stock Fund, a series of the trust in connection with the proposed acquisition by Fidelity Low-Priced Stock Fund of all of the assets of Fidelity Event Driven Opportunities Fund, a series of Fidelity Concord Street Trust (File Nos. 033-15983 and 811-05251) and the assumption by Fidelity Low-Priced Stock Fund of the liabilities of Fidelity Event Driven Opportunities Fund, solely in exchange for shares of Fidelity Low-Priced Stock Fund (the “Reorganization”). The Reorganization is in connection with an Agreement and Plan of Reorganization (the “Agreement”).

In connection with the Reorganization, filed herewith are the Notice to Shareholders, Proxy Statement and Prospectus (the “Proxy Statement”), Agreement, and Form of Proxy to be sent to shareholders of Fidelity Event Driven Opportunities Fund. The Prospectus of Fidelity Low-Priced Stock Fund dated September 28, 2019 included in this filing is the Prospectus filed by the trust on September 26, 2019 as Post-Effective Amendment No. 188 to its registration on Form N-1A (File No. 002-11884).

No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940.

The Special Meeting of Shareholders is scheduled to be held on May 20, 2020. It is expected that the Proxy Statement will be mailed to shareholders on or about March 23, 2020, more than 20 days before the meeting. Accordingly, pursuant to Instruction F of Form N-14, the Part B of the Form N-14 will not accompany the Proxy Statement sent to shareholders. As required by Instruction F, a statement indicating that documents are available upon oral or written request without charge is included in the Proxy Statement.

We would appreciate receiving Staff comments, if any, on this filing no later than 02/27/2020. Questions or comments regarding this filing should be directed to Renee Fuller at (603) 721-4221.

Sincerely,

/s/ Renee Fuller
Renee Fuller
Legal Product Group